Exhibit 99.2

©2023 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ: KRNT) Third Quarter 2023 Earnings Conference Call Supporting Slides November 8, 2023

ON TODAY’S CALL Ronen Samuel CEO Lauri Hanover CFO Amir Shaked Mandel EVP Corp Dev Jared Maymon Global Head of IR 2 ©2023 Kornit Digital. All rights reserved.

SAFE HARBOR 3 ©2023 Kornit Digital. All rights reserved. This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of current adverse macro - economic headwinds being caused by inflationary pressures and higher interest rates, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2022 , filed with the SEC on March 30 , 2023 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

BUSINESS HIGHLIGHTS 4 ©2023 Kornit Digital. All rights reserved. Ronen Samuel Chief Executive Officer

UPDATE ON SITUATION IN ISRAEL 5 ©2023 Kornit Digital. All rights reserved. • Committed to the safety, security, and wellbeing of our teams in Israel • Emphasized to customers our commitment to continuity and to expect no disruption in interactions with us • As of today, the situation in Israel has not materially impacted our business • Strategically bolstered our regional inventories to meet customer demands, not just for the upcoming peak season, but also for the first quarter of 2024

THIRD QUARTER - RECAP 6 ©2023 Kornit Digital. All rights reserved. • Total third quarter revenues of $59.2 million, within guidance range provided in August • As a reminder, revenues include the impact from the fair value of issued warrants • We continued to see consumables sales growth • Impressions also increased year - over - year, marking our third consecutive quarter of growth • We anticipate continued growth in both impressions and consumables sales in the fourth quarter of 2023 and in 2024 • Macroeconomic challenges have continued into the second half of 2023, constraining system sales as expected • System sales improved sequentially as we continued to convert orders from ITMA

BUSINESS DYNAMICS & TRENDS 7 ©2023 Kornit Digital. All rights reserved. • Continued to focus on: • Diversifying customer base • Selling to new customers in key growth regions, including LATAM & APAC • Accelerating growth into market segments like screen replacement and retail • Encouraged to see new key customers leverage our technology in emerging applications, which we believe can generate meaningful growth for our systems and ink • Continue to see growth in our direct - to - fabric technology; the third quarter was one of the strongest for Presto sales • Saw additional MAX upgrades in the third quarter, and we anticipate upgrade momentum to resume in 2024 • Seeing strong interest for the Atlas MAX Poly system in the sports and athleisure market; built additional momentum for this solution in October at the PRINTING United Expo in Atlanta

APOLLO UPDATE 8 ©2023 Kornit Digital. All rights reserved. • Our initial beta systems were installed and operational • Feedback we have received from customers is highly encouraging • We have seen strong indications on the system’s uptime, yield, and unit economics • As of today, we have 3 systems installed in North America • Expect these systems to be fully operational for the peak season • Continue to target general availability for the Apollo in Q1 2024 • Building a good pipeline of existing and new customers

CONTINUED PROGRESS TOWARDS APPROACHING BREAKEVEN 9 ©2023 Kornit Digital. All rights reserved. • In Q3, we saw a continuation of macroeconomic headwinds, despite this we were able to: • Further diversify our customer base • Expand into key textile producing regions • Pursue growth opportunities in new applications • Continue to take proactive measure to resume sales growth • Focusing on enhancing operating efficiencies across the entire company • Plan to approach breakeven on an adjusted EBITDA basis during Q4 2023 and profitable growth for the full year in 2024

FINANCIAL HIGHLIGHTS 10 ©2023 Kornit Digital. All rights reserved. Lauri Hanover Chief Financial Officer

REVENUES • Q3 2023 revenues of $59.2 million in line with the guidance range of $58 million to $62 million provided in August • Consumables revenues grew both year - over - year and sequentially • Services revenue declined slightly year - over - year • System sales drove the year - over - year decline in total revenues, but were much improved sequentially 11 ©2023 Kornit Digital. All rights reserved.

REGIONAL OVERVIEW • Americas: • Growth was driven by strong system sales in Latin America following ITMA • EMEA: • Consumables revenue grew as utilization rose, and upgrades to MAX continued • Asia Pacific: • Revenues were flat compared to the same period last year • Continue to develop a meaningful pipeline of long - term growth opportunities in this region 12 ©2023 Kornit Digital. All rights reserved.

GROSS MARGIN • Q3 2023 Non - GAAP gross margin of 37.4% compared with 35.5% in Q3 2022 and 36.1% in Q2 2023 • Improvement due primarily to higher - margin consumables representing a greater portion of total revenues • Expect improvement in the fourth quarter as consumables comprise the highest percentage of total revenues 13 ©2023 Kornit Digital. All rights reserved.

OPERATING EXPENSES 14 ©2023 Kornit Digital. All rights reserved. • Q3 2023 Non - GAAP Operating Expenses: $31.1 million, down from $36.7 million in Q3 2022 • The year - over - year decrease of ~15% primarily reflects: • Savings realized from our previously completed workforce reductions • Reduced marketing spend Non - GAAP Operating Expenses $ in millions Q3 2022 Q3 2023 $13.1 $10.6 Research & Development $14.8 $13.7 Sales & Marketing $8.8 $6.8 General & Administrative $36.7 $31.1 Total Operating Expenses

P&L KPI’S 15 ©2023 Kornit Digital. All rights reserved. Q3 2022 Q3 2023 ($13.0) ($9.0) Non - GAAP Operating Loss ($10.5) ($5.6) Adjusted EBITDA Loss ($10.7) ($3.4) Non - GAAP Net Loss ($0.21) ($0.07) Non - GAAP EPS ($19.0) ($8.2) GAAP Net Loss ($0.38) ($0.17) GAAP EPS $ in millions, except per share amounts

BALANCE SHEET AND CASH FLOW 16 ©2023 Kornit Digital. All rights reserved. • Cash balances, including bank deposits and marketable securities, ~$569 million at quarter end • Q3 2023 cash used in operating activities: ~$7.7 million • Receivables increased ~$8.9 million from Q2 2023 • Inventories decreased ~$5.1 million from Q2 2023 • Trade payables decreased ~$2.0 million from Q2 2023 Q3 2022 Q2 2023 Q3 2023 $689.8 $591.7 $568.6 Cash, Deposits & Marketable Securities $63.7 $84.2 $93.1 Accounts Receivable $92.2 $88.2 $83.1 Inventory $24.0 $11.6 $9.6 Trade Payables

SHARE REPURCHASE PROGRAM UPDATE

- Repurchased a total of ~1.6 million shares for ~$36.8 million since the beginning of 2023
- Average price of ~$22.97 per share
- Unused balance of our previously announced share repurchase program is ~$38 million
- Plan to be more aggressive in repurchasing efforts given our current enterprise value

17 ©2023 Kornit Digital. All rights reserved.

Kornit Digital
bonding matters

FOURTH QUARTER 2023 GUIDANCE 18 ©2023 Kornit Digital. All rights reserved. • Revenues: • Expect fourth quarter revenues to be in range of $55 million to $60 million, net of warrants impact • Adjusted EBITDA Margins: • Expect fourth quarter adjusted EBITDA margin in range of negative 6% to 0% of revenue, net of warrants impact

©2023 Kornit Digital. All rights reserved. $ 208,220 $ 163,201 $ 66,791 $ 59,224 GAAP Revenues (43,705) (41,417) (19,032) (8,161) GAAP Net Loss (1,138) 431 (130) (193) Taxes on income (8,330) (18,726) (2,207) (6,304) Financial income 17,434 16,944 6,655 5,149 Share - based compensation 1,979 1,730 770 544 Intangible assets amortization 512 - - - Acquisition related expenses 663 - 294 - Excess cost of product on acquired inventory 677 295 677 - Restructuring expenses (31,908) (40,743) (12,973) (8,965) Non - GAAP Operating Loss 7,187 9,683 2,494 3,342 Depreciation $ (24,721) $ (31,060) $ (10,479) $ (5,623) Adjusted EBITDA KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA (U.S. dollars in thousands, except share and per share data) Three Months Ended September 30, 2023 2022 (Unaudited) Nine Months Ended September 30, 2023 2022 (Unaudited)

©2023 Kornit Digital. All rights reserved. TNX